Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Record Adjusted Property EBITDA in the First Quarter 2018

and Declares Quarterly Dividend

Macau, Thursday, May 3, 2018 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today reported its unaudited financial results for the first quarter of 2018.

Net revenue for the first quarter of 2018 was US$1,313.1 million, representing an increase of approximately 3% from US$1,277.2 million for the comparable period in 2017. The increase in net revenue was primarily attributable to higher group-wide gross gaming revenues in all gaming segments, partially offset by higher commissions reported as a reduction in revenue upon the Company’s adoption of a new revenue recognition standard issued by the Financial Accounting Standards Board (the “New Revenue Standard”). The Company adopted the New Revenue Standard using the modified retrospective method from January 1, 2018. Results for the period beginning after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. Under the previous basis, before the adoption of the New Revenue Standard, net revenue for the first quarter of 2018 would have been US$1,412.9 million, which would have represented an increase of approximately 11% from the US$1,277.2 million for the comparable period in 2017.

Operating income for the first quarter of 2018 was US$221.1 million, compared with operating income of US$158.5 million in the first quarter of 2017, representing an increase of 40%.

Adjusted property EBITDA(1) was US$401.8 million for the first quarter of 2018, as compared to Adjusted property EBITDA of US$353.3 million in the first quarter of 2017, representing an increase of 14%. The year-on-year improvement in Adjusted property EBITDA was mainly attributable to the higher contribution from Studio City and Altira Macau driven by increased gross gaming revenues in all gaming segments.

Net income attributable to Melco Resorts & Entertainment Limited for the first quarter of 2018 was US$156.6 million, or US$0.32 per ADS, compared with US$113.4 million, or US$0.23 per ADS, in the first quarter of 2017. The net income attributable to noncontrolling interests during the first quarter of 2018 of US$6.7 million was related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented “Macau has had a strong start to the year with year-to-date gaming revenue growth at approximately 22% compared to the same period in 2017. We continue to be optimistic on the outlook of the Macau market as the city’s gaming and entertainment markets continue to benefit from the improving demand environment, the anticipated completion of the Hong Kong-Zhuhai-Macau Bridge and the ongoing build-out of Cotai.

“Despite multiple new resorts opening, Melco remains the leader in Macau’s premium mass market with our dedication to quality recognized by the 2018 Michelin Guide Hong Kong Macau and Forbes Travel Guide, which awarded Melco with 7 Stars and 83 Stars, respectively, making us the integrated resort operator with the most Michelin-starred restaurants and Forbes Star awards in Asia. With the eagerly awaited opening of Morpheus, we expect to further solidify our leadership position in this important market segment as we will deliver a genuine landmark for all of Macau.

“At Studio City, we are embarking on a series of property upgrades to refine the entertainment offerings and improve accessibility into the resort, which we believe will facilitate the continuing ramp up that the property has experienced over the past several quarters. As previously announced, the Macau government has recently granted an extension of the development period under the Studio City land concession contract to July 2021, enabling us to continue to develop our construction plan for the phase 2 expansion of Studio City, which we believe will augment the existing room inventory and entertainment offerings, as well as contribute to the continued growth and development of this property.

“In the Philippines, City of Dreams Manila delivered another strong quarter, despite new supply coming on stream within Entertainment City. The 44% year-over-year increase in mass table gross gaming revenue in the first quarter was particularly encouraging and highlights our commitment to drive high quality earnings growth.

“Aimed at optimizing our operating excellence, we announced the redeployment of our senior operating management in January. I am pleased to report that we have started seeing early signs of improvement, with City of Dreams’ mass hold rate trending up to over 32% and its mass table gross gaming revenue increasing over 8% sequentially in the first quarter of 2018.

“As also previously announced, the Board has recently approved a new US$500 million share repurchase program, which is consistent with our strategy of, where appropriate, returning excess capital to shareholders.

“Lastly, Japan continues to be a core focus for us. With the anticipated passage of the Integrated Resorts (IR) implementation bill later this year, the country will take a major step forward toward the development of the next generation of integrated resorts that will operate in this incredibly exciting, yet currently underpenetrated, tourism destination. With our focus on the premium end of the market, high quality assets, dedication to world-class entertainment offerings, market-leading social safeguards and compliance culture, and our commitment to being an ideal partner to local governments and communities alike, we believe Melco is in a strong position to help Japan realize the vision for integrated resort development with unique Japanese touches.”

City of Dreams First Quarter Results

For the quarter ended March 31, 2018, net revenue at City of Dreams was US$640.5 million compared to US$693.2 million in the first quarter of 2017. City of Dreams generated Adjusted EBITDA of US$208.0 million in the first quarter of 2018 compared with Adjusted EBITDA of US$213.5 million in the first quarter of 2017.

Rolling chip volume totaled US$11.1 billion for the first quarter of 2018 versus US$12.6 billion in the first quarter of 2017. The rolling chip win rate was 3.0% in the first quarter of 2018 versus 2.7% in the first quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$1,182.2 million compared with US$1,059.8 million in the first quarter of 2017. The mass market table games hold percentage was 32.1% in the first quarter of 2018 compared to 36.9% in the first quarter of 2017.

Gaming machine handle for the first quarter of 2018 was US$1,000.7 million, compared with US$1,025.9 million in the first quarter of 2017. The gaming machine win rate was 5.0% in the first quarter of 2018 versus 3.4% in the first quarter of 2017.

Total non-gaming revenue at City of Dreams in the first quarter of 2018 was US$72.8 million, compared with US$77.8 million in the first quarter of 2017.

Altira Macau First Quarter Results

For the quarter ended March 31, 2018, net revenue at Altira Macau was US$120.4 million compared to US$109.1 million in the first quarter of 2017. Altira Macau generated Adjusted EBITDA of US$18.0 million in the first quarter of 2018 compared with Adjusted EBITDA of US$3.7 million in the first quarter of 2017. The year-on-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming segments.

Rolling chip volume totaled US$5.6 billion in the first quarter of 2018 versus US$4.1 billion in the first quarter of 2017. The rolling chip win rate was 3.0% in the first quarter of 2018 versus 3.1% in the first quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$139.3 million in the first quarter of 2018, representing an increase from US$99.7 million generated in the comparable period in 2017. The mass market table games hold percentage was 19.4% in the first quarter of 2018 compared with 20.6% in the first quarter of 2017.

Gaming machine handle for the first quarter of 2018 was US$26.0 million, compared with US$8.0 million in the first quarter of 2017. The gaming machine win rate was 5.4% in the first quarter of 2018 versus 5.8% in the first quarter of 2017.

Total non-gaming revenue at Altira Macau in the first quarter of 2018 was US$6.7 million, compared with US$6.6 million in the first quarter of 2017.

Mocha Clubs First Quarter Results

Net revenue from Mocha Clubs totaled US$30.4 million in the first quarter of 2018 as compared to US$31.1 million in the first quarter of 2017. Mocha Clubs generated US$6.9 million of Adjusted EBITDA in the first quarter of 2018 compared with US$7.1 million in the same period in 2017.

Gaming machine handle for the first quarter of 2018 was US$654.6 million, compared with US$603.1 million in the first quarter of 2017. The gaming machine win rate was 4.6% in the first quarter of 2018 versus 5.0% in the first quarter of 2017.

Studio City First Quarter Results

For the quarter ended March 31, 2018, net revenue at Studio City was US$368.4 million compared to US$277.9 million in the first quarter of 2017. Studio City generated Adjusted EBITDA of US$110.1 million in the first quarter of 2018 compared with Adjusted EBITDA of US$67.8 million in the first quarter of 2017. The year-on-year improvement in Adjusted EBITDA was primarily a result of better performances in all gaming segments.

Rolling chip volume totaled US$6.6 billion for the first quarter of 2018 versus US$3.6 billion in the first quarter of 2017. The rolling chip win rate was 2.7% in the first quarter of 2018 versus 2.4% in the first quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$825.2 million in the first quarter of 2018 compared with US$656.3 million in the first quarter of 2017. The mass market table games hold percentage was 27.4% in the first quarter of 2018 compared to 26.4% in the first quarter of 2017.

Gaming machine handle for the first quarter of 2018 was US$581.6 million, compared with US$497.4 million in the first quarter of 2017. The gaming machine win rate was 3.7% for both quarters ended March 31, 2018 and 2017.

Total non-gaming revenue at Studio City in the first quarter of 2018 was US$48.2 million, compared with US$50.8 million in the first quarter of 2017.

City of Dreams Manila First Quarter Results

For the quarter ended March 31, 2018, net revenue at City of Dreams Manila was US$142.2 million compared to US$157.4 million in the first quarter of 2017. City of Dreams Manila generated Adjusted EBITDA of US$58.8 million in the first quarter of 2018 compared to US$61.1 million in the comparable period of 2017.

Rolling chip volume totaled US$2.8 billion for the first quarter of 2018 versus US$2.4 billion in the first quarter of 2017. The rolling chip win rate was 2.9% in the first quarter of 2018 versus 3.4% in the first quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$188.2 million for the first quarter of 2018, compared with US$153.9 million in the first quarter of 2017. The mass market table games hold percentage was 33.8% in the first quarter of 2018 compared to 28.7% in the first quarter of 2017.

Gaming machine handle for the first quarter of 2018 was US$820.9 million, compared with US$729.9 million in the first quarter of 2017. The gaming machine win rate was 5.6% in the first quarter of 2018 versus 6.2% in the first quarter of 2017.

Total non-gaming revenue at City of Dreams Manila in the first quarter of 2018 was US$29.6 million, compared with US$27.6 million in the first quarter of 2017.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2018 were US$55.9 million, which mainly included interest expenses, net of capitalized interest, of US$58.7 million. We recorded US$11.2 million of capitalized interest during the first quarter of 2018 relating to the development of Morpheus at City of Dreams.

Depreciation and amortization costs of US$129.7 million were recorded in the first quarter of 2018 of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.7 million was related to the amortization of land use rights.

Financial Position and Capital Expenditures

Total cash and bank balances as of March 31, 2018 were US$1.4 billion, including US$5.0 million of bank deposits with original maturities over three months and US$84.4 million of restricted cash, primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the first quarter of 2018, was US$3.5 billion.

Capital expenditures for the first quarter of 2018 were US$89.9 million, which predominantly related to Morpheus and other various projects at City of Dreams.

Dividend Declaration

On May 3, 2018, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.045 per ordinary share (equivalent to US$0.135 per ADS) for the first quarter of 2018 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about May 23, 2018 to our shareholders whose names appear on the register of members of the Company at the close of business on May 14, 2018, being the record date for determination of entitlements to the Quarterly Dividend.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its first quarter 2018 financial results on Thursday, May 3, 2018 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
Japan Toll	81 3 4503 6012
Japan Toll Free	012 092 5376
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1651 0607

Passcode	MLCO

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	6692958

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)	“Adjusted net income” is net income before pre-opening costs, development costs, property charges and other, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2018	2017
	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$1,153,753	$1,189,009
Rooms	67,571	66,437
Food and beverage	48,248	44,826
Entertainment, retail and other	43,576	52,882

Gross revenues	1,313,148	1,353,154
Less: promotional allowances	—	(75,934)

Net revenues	1,313,148	1,277,220

OPERATING COSTS AND EXPENSES
Casino	(754,049)	(802,733)
Rooms	(15,826)	(8,190)
Food and beverage	(37,087)	(14,620)
Entertainment, retail and other	(22,962)	(22,408)
General and administrative	(108,226)	(110,795)
Payments to the Philippine Parties	(11,377)	(15,439)
Pre-opening costs	(2,348)	(475)
Development costs	(3,889)	(1,017)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(5,704)	(5,704)
Depreciation and amortization	(109,687)	(117,569)
Property charges and other	(6,546)	(5,464)

Total operating costs and expenses	(1,092,010)	(1,118,723)

OPERATING INCOME	221,138	158,497

NON-OPERATING INCOME (EXPENSES)
Interest income	1,409	557
Interest expenses, net of capitalized interest	(58,736)	(65,843)
Other finance costs	(1,377)	(1,501)
Foreign exchange gains, net	4,624	8,709
Other (expenses) income, net	(1,806)	659

Total non-operating expenses, net	(55,886)	(57,419)

INCOME BEFORE INCOME TAX	165,252	101,078
INCOME TAX (EXPENSE) CREDIT	(1,938)	1,753

NET INCOME	163,314	102,831
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(6,681)	10,615

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$156,633	$113,446

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.107	$0.077

Diluted	$0.106	$0.077

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.320	$0.232

Diluted	$0.317	$0.231

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,469,739,909	1,465,423,013

Diluted	1,483,754,520	1,476,279,580

Note	The Company adopted the New Revenue Standard using the modified retrospective method from January 1, 2018. Results for the period beginning after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis.

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	March 31,	December 31,
	2018	2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,328,289	$1,408,211
Investment securities	94,090	89,874
Bank deposits with original maturities over three months	4,987	9,884
Restricted cash	84,232	45,412
Accounts receivable, net	195,557	176,544
Amounts due from affiliated companies	3,459	2,377
Inventories	34,612	34,988
Prepaid expenses and other current assets	75,404	77,503

Total current assets	1,820,630	1,844,793

PROPERTY AND EQUIPMENT, NET	5,692,165	5,730,760
GAMING SUBCONCESSION, NET	241,774	256,083
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	199,296	189,645
RESTRICTED CASH	130	130
DEFERRED TAX ASSETS	6	11
LAND USE RIGHTS, NET	781,795	787,499

TOTAL ASSETS	$8,821,931	$8,895,056

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$18,143	$16,041
Accrued expenses and other current liabilities	1,442,394	1,563,585
Income tax payable	4,464	3,179
Capital lease obligations, due within one year	32,707	33,387
Current portion of long-term debt, net	194,179	51,032
Amounts due to affiliated companies	12,930	16,790

Total current liabilities	1,704,817	1,684,014

LONG-TERM DEBT, NET	3,347,442	3,506,530
OTHER LONG-TERM LIABILITIES	39,594	48,087
DEFERRED TAX LIABILITIES	54,392	53,994
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	254,651	265,896
AMOUNTS DUE TO AFFILIATED COMPANIES	919	919

SHAREHOLDERS’ EQUITY
Ordinary shares	14,830	14,784
Treasury shares	(117)	(90)
Additional paid-in capital	3,677,324	3,671,805
Accumulated other comprehensive losses	(28,195)	(26,610)
Accumulated losses	(694,267)	(772,338)

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,969,575	2,887,551
Noncontrolling interests	450,541	448,065

Total equity	3,420,116	3,335,616

TOTAL LIABILITIES AND EQUITY	$8,821,931	$8,895,056

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2018	2017
	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$156,633	$113,446
Pre-opening Costs	2,348	475
Development Costs	3,889	1,017
Property Charges and Other	6,546	5,464
Income Tax Impact on Adjustments	—	(259)
Noncontrolling Interests Impact on Adjustments	(962)	8

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited	$168,454	$120,151

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.115	$0.082

Diluted	$0.113	$0.081

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.344	$0.246

Diluted	$0.340	$0.244

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,469,739,909	1,465,423,013

Diluted	1,483,754,520	1,476,279,580

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended March 31, 2018
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$12,649	$5,320	$161,947	$62,764	$28,107	$(49,649)	$221,138
Payments to the Philippine Parties	—	—	—	—	11,377	—	11,377
Land Rent to Belle Corporation	—	—	—	—	764	—	764
Pre-opening Costs	—	—	2,306	42	—	—	2,348
Development Costs	—	—	—	—	—	3,889	3,889
Depreciation and Amortization	4,846	2,083	40,163	44,541	19,173	18,894	129,700
Share-based Compensation	71	27	858	336	(610)	3,836	4,518
Property Charges and Other	461	(490)	2,741	2,367	—	1,467	6,546

Adjusted EBITDA	18,027	6,940	208,015	110,050	58,811	(21,563)	380,280
Corporate and Other Expenses	—	—	—	—	—	21,563	21,563

Adjusted Property EBITDA	$18,027	$6,940	$208,015	$110,050	$58,811	$—	$401,843

	Three Months Ended March 31, 2017
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(2,073)	$4,863	$164,399	$21,555	$23,497	$(53,744)	$158,497
Payments to the Philippine Parties	—	—	—	—	15,439	—	15,439
Land Rent to Belle Corporation	—	—	—	—	791	—	791
Pre-opening Costs	—	—	494	(19)	—	—	475
Development Costs	—	—	—	—	—	1,017	1,017
Depreciation and Amortization	5,689	2,187	44,779	45,976	21,498	17,453	137,582
Share-based Compensation	42	(6)	526	286	(87)	826	1,587
Property Charges and Other	57	62	3,343	—	—	2,002	5,464

Adjusted EBITDA	3,715	7,106	213,541	67,798	61,138	(32,446)	320,852
Corporate and Other Expenses	—	—	—	—	—	32,446	32,446

Adjusted Property EBITDA	$3,715	$7,106	$213,541	$67,798	$61,138	$—	$353,298

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2018	2017
	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$156,633	$113,446
Net Income (Loss) Attributable to Noncontrolling Interests	6,681	(10,615)

Net Income	163,314	102,831
Income Tax Expense (Credit)	1,938	(1,753)
Interest and Other Non-Operating Expenses, Net	55,886	57,419
Property Charges and Other	6,546	5,464
Share-based Compensation	4,518	1,587
Depreciation and Amortization	129,700	137,582
Development Costs	3,889	1,017
Pre-opening Costs	2,348	475
Land Rent to Belle Corporation	764	791
Payments to the Philippine Parties	11,377	15,439

Adjusted EBITDA	380,280	320,852
Corporate and Other Expenses	21,563	32,446

Adjusted Property EBITDA	$401,843	$353,298

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended
	March 31,
	2018	2017
Room Statistics:
Altira Macau
Average daily rate (3)	$195	$207
Occupancy per available room	99%	92%
Revenue per available room (4)	$194	$190
City of Dreams
Average daily rate (3)	$204	$200
Occupancy per available room	98%	97%
Revenue per available room (4)	$201	$194
Studio City
Average daily rate (3)	$139	$139
Occupancy per available room	100%	99%
Revenue per available room (4)	$139	$138
City of Dreams Manila
Average daily rate (3)	$158	$154
Occupancy per available room	98%	98%
Revenue per available room (4)	$156	$150
Other Information:
Altira Macau
Average number of table games	104	114
Average number of gaming machines	122	56
Table games win per unit per day (5)	$21,120	$14,304
Gaming machines win per unit per day (6)	$129	$93
City of Dreams
Average number of table games	478	480
Average number of gaming machines	665	839
Table games win per unit per day (5)	$16,616	$17,003
Gaming machines win per unit per day (6)	$833	$467
Studio City
Average number of table games	294	282
Average number of gaming machines	943	972
Table games win per unit per day (5)	$15,296	$10,179
Gaming machines win per unit per day (6)	$250	$211
City of Dreams Manila
Average number of table games	294	270
Average number of gaming machines	1,836	1,773
Table games win per unit per day (5)	$5,419	$5,193
Gaming machines win per unit per day (6)	$280	$285

(3)	Average daily rate is calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points